July 26, 2013

Stacie Gorman, Esquire

Angela McHale, Esquire

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re:	Independence Realty Trust, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed June 18, 2013
File No. 333-188577

Dear Mss. Gorman and McHale:

On behalf of Independence Realty Trust, Inc. (the “Company”), this letter is to respond to oral comments from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the Company and its counsel via telephone on July 23, 2013 with respect to the above-referenced filing (the “Registration Statement”). The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes to the disclosure in the Registration Statement in response to the Staff’s oral comments. We have enclosed with this letter a marked copy of Amendment No. 3, which was filed today by the Company via EDGAR and which reflects all changes to Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, the comments provided by the Staff to the Company have been summarized in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2 and page references in the Company’s responses refer to Amendment No. 3. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 3.

Conflicts of Interest

Certain Conflict Resolution Measures, page 65

1.	It appears from the disclosure regarding the Company’s allocation policy on page 65 that RAIT and its affiliates have a right of first refusal with respect to investment opportunities in which RAIT or its affiliates have an existing investment. Include disclosure of this information in the summary box on page 5 and in the relevant conflicts of interest risk factor.

In response to the Staff’s comment, the Company has revised the “Summary of Conflicts of Interest” section on page 5 and the risk factor regarding conflicts of interest on page 21 to include the requested disclosure.

Capitalization, page 32

2.	Please revise the capitalization table so that it is consistent with the pro-forma balance sheet set forth on page F-48.

In response to the Staff’s comment, the Company has revised the capitalization table on page 44 so that it is consistent with the pro-forma balance sheet set forth on page F-61. In addition, on July 25, 2013, the Company declared dividends for the third quarter of 2013 and has adjusted the capitalization table and pro-forma financial statements accordingly.

We hope the foregoing have been responsive to the Staff’s comments. As discussed with Ms. Gorman, the Company and the underwriters are currently preparing to begin the road show for the offering on July 29, 2013. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

If you have any questions, or require any additional information, please feel free to contact me at (215) 790.9450.

Sincerely,

/s/ J. Baur Whittlesey

J. Baur Whittlesey

cc:	Scott F. Schaeffer
James	J. Sebra

Independence Realty Trust, Inc.

John	A. Good

Justin Salon

Bass, Berry & Sims, PLC